TOYS “R” US PROPERTY COMPANY II, LLC

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5820

FACSIMILE: (973) 617- 4043

e-mail: clay.creasey@toysrus.com

October 13, 2010

VIA EDGAR AND FAX

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Registration Statement on Form S-4 - Acceleration Request File No. 333-168515

Dear Ms. Jennifer Gowetski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Toys “R” Us Property Company II, LLC (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4 (as amended to the date hereof, the “Registration Statement”) be declared effective by 2:00 p.m., Washington, D.C. time, on October 15, 2010. Pursuant to this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TOYS “R” US PROPERTY COMPANY II, LLC

By:	/s/ F. Clay Creasey, Jr.
Name: F. Clay Creasey, Jr. Title: Executive Vice President – Chief Financial Officer

cc:	Via Facsimile
Jennifer Monick, Securities and Exchange Commission
Robert Telewicz, Securities and Exchange Commission
Adam F. Turk, Securities and Exchange Commission
Michael Nathan, Simpson Thacher & Bartlett LLP